Exhibit 99.1

QYOU Media To Raise Approximately $3.2M To Fuel Growth

Financing Supports Recent Maxamtech Mobile Gaming Acquisition and Direct to Consumer Launch of QPLAY

 Q India and QYOU USA Business Units Both On Target For Record Q4 Revenue Driven By Five India Channels and Record Setting Pipeline of US Customers

TORONTO and MUMBAI, India, Nov. 8, 2022 /CNW/ - QYOU Media Inc. (TSXV: QYOU) (OTCQB: QYOUF) announced today that it has entered into an agreement with Clarus Securities Inc., to conduct on a "best efforts" marketed basis an offering of up to 25,600,000 units of the company for aggregate proceeds of up to $3,200,000. Details of the transaction can be found HERE.

The capital will help support overall corporate growth including a variety of major initiatives and milestones established over the last six months as work continues on a strong finish to Q4 2022, while positioning the business for further growth for 2023.  These achievements and milestones include:

  Four new channels launched in 2022 to join flagship Hindi channel The Q (mass entertainment) including Q Marathi (regional), Q Kahaniyan (animation), Q Comedistaan (comedy) and QGameX (live gaming). All channels are based on the winning formula of content coming from India's leading digital creators and social media stars.
  The launch of QYOU Studios in the US to support stronger revenue growth and new partnerships with North American brands and influencers.
  The creation and acquihire of BlancSpace to form "ChtrSocial '' focused on helping "brands become creators" as they co-create brand driven channels and online storytelling on short form platforms.
  The launch of QData to support and accelerate the accuracy and effectiveness of future advertising, programming and influencer campaigns.
  The successful completion of the largest revenue quarter in company history in Q2 2022 including record revenue by each company division.
  The launch of the company's first direct to consumer app with the rollout of QPLAY featuring content from all five Q branded channels.
  The acquisition of mobile gaming and technology platform business Maxamtech Digital Ventures.
  Record breaking overall reach to audiences in India which currently surpasses over 125 million viewers weekly.

QYOU Media CEO and Co-Founder Curt Marvis, commented, "Great teams require a strong offense and defense.  Long term followers of QYOU Media know we have spent much of 2022 rolling out new revenue generating initiatives while also exploring uplisting onto a US exchange and the prospect of a stock consolidation.  It has become clear to us that it simply isn't the right time for these initiatives.  We are thrilled to have our long time strategic investment partners at Clarus step up to help bolster our growth in a smart and sensible manner that reflects the state of the markets today.   We will be poised to jump on opportunities as market conditions improve and to leverage what we have already launched to its highest potential.  While we continue to believe we are significantly undervalued as a business, we also recognize that we need to take a conservative and well measured approach that drives growth, but also allow us to get all business units to cash flow positive operations in 2023. This capital will help ensure that while reaching that goal, we can continue to expand on the massive opportunities we have been establishing over the last two years."

About QYOU Media

One of the fastest growing creator-media companies, QYOU Media operates in India and the United States producing, distributing and monetizing content created by social media influencers and digital content stars. In India, under our flagship brand, The Q, we curate, produce and distribute premium content across television networks, VOD and OTT platforms, mobile phones, smart TV's and app-based platforms. We now have 5 emerging content destinations engaging over 125 million Indian households weekly – The Q (mass entertainment), Q Marathi (regional content), Q Kahaniyan (animated content), Q Comedistaan (comedy focused) and our latest Q-GameX (live gaming). Our influencer marketing company, Chtrbox, has been a pioneer in India's creator economy, leveraging data to connect brands to the right social media influencers. In the United States, we  power major film studios, game publishers and brands to create content and market via creators and influencers. Founded and created by industry veterans from Lionsgate, MTV, Disney and Sony, QYOU Media's millennial and Gen Z-focused content reaches more than one billion consumers around the world every month.  Experience our work at www.qyoumedia.com, www.theq.tv and www.theqyou.com and  www.chtrbox.com.

Join our shareholder chat group on Telegram:  http://t.me/QYOUMedia

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE QYOU Media Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2022/08/c5466.html

%CIK: 0001650287

For further information: Investor Relations Contact: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447) Or 407-491-4498; QYOUF@redchip.com

CO: QYOU Media Inc.

CNW 09:20e 08-NOV-22